# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Howard Hughes Holdings Inc., CIK 0001981792
CUSIP: 44267T102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 04/27/2026
Amends the filing with accession number 0001193125-19-306193
Filed by CIK 0001336528
Persons authorized to receive notices and communications: Halit Coussin, Pershing Square Capital Management, L.P.,787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019, (212) 813-3700

## Reporting persons
- Pershing Square Capital Management, L.P. (CIK 0001336528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 0; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,636,343 shares of Common Stock outstanding as of February 12, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31 2025 (the "Form 10-K").
- Pershing Square HHH Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 9,000,000; shared voting power 0; sole dispositive power 9,000,000; shared dispositive power 0; aggregate amount beneficially owned 9,000,000 (15.1% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,636,343 shares of Common Stock outstanding as of February 12, 2026, as reported in the Form 10-K.
- Pershing Square Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,636,343 shares of Common Stock outstanding as of February 12, 2026, as reported in the Form 10-K.
- Pershing Square Partner Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,636,343 shares of Common Stock outstanding as of February 12, 2026, as reported in the Form 10-K.
- Pershing Square Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,636,343 shares of Common Stock outstanding as of February 12, 2026, as reported in the Form 10-K.
- William A. Ackman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,636,343 shares of Common Stock outstanding as of February 12, 2026, as reported in the Form 10-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Howard Hughes Holdings Inc.
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Comment:
This amendment No. 32 ("Amendment No. 32") to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) relating to the common stock, par value $0.01 per share (the "Common Stock"), of Howard Hughes Holdings Inc., a Delaware corporation (the "Issuer"), in connection with the Reorganization (as defined below).

This Amendment No. 32 modifies the original Schedule 13D filed on December 4, 2019 (as amended and supplemented prior to the filing of this Amendment No. 32, the "Schedule 13D") by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership, (ii) PS Management GP, LLC, a Delaware limited liability company, and (iii) William A. Ackman, a citizen of the United States.

Following the completion of a reorganization of Pershing Square's ownership structure (the "Reorganization"), (i) Pershing Square Capital Management, L.P., a Delaware limited partnership ("PSCM"), (ii) Pershing Square HHH Holdings, LLC, a Nevada limited liability company ("PS HHH Holdings"), (iii) Pershing Square Inc., a Nevada corporation (f/k/a Pershing Square Holdco, L.P., a Delaware limited partnership) ("PS Inc."), (iv) Pershing Square Partner Group, LLC, a Delaware limited liability company ("PS Partner Group"), (v) Pershing Square Management, LLC, a Delaware limited liability company (f/k/a PS Holdco GP Managing Member, LLC) ("ManagementCo") and (vi) William A. Ackman may, as of April 28, 2026, be deemed to have the sole or shared (as applicable) power to vote or direct the vote of (and the sole or shared (as applicable) power to dispose or direct the disposition of) an aggregate 27,852,064 shares of Common Stock.

This Amendment No. 32 is being filed to update the names of the Reporting Persons after giving effect to the Reorganization, including the redomestication of PS Inc. as a Nevada corporation.

Capitalized terms used but not defined in this Amendment No. 32 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 32, the Schedule 13D is unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby replaced with the following information:

"This statement is being filed by:

(i) Pershing Square Capital Management, L.P., a Delaware limited partnership ("PSCM");

(ii) Pershing Square HHH Holdings, LLC, a Nevada limited liability company ("PS HHH Holdings");

(iii) Pershing Square Inc., a Nevada corporation (f/k/a Pershing Square Holdco, L.P., a Delaware limited partnership) ("PS Inc.");

(iv) Pershing Square Partner Group, LLC, a Delaware limited liability company ("PS Partner Group");

(v) Pershing Square Management, LLC, a Delaware limited liability company (f/k/a PS Holdco GP Managing Member, LLC) ("ManagementCo"); and

(vi) William A. Ackman, a citizen of the United States of America (together with PSCM, PS HHH Holdings, PS Inc., PS Partner Group and ManagementCo, the "Reporting Persons")."
Residence or business address:
Item 2(b) of the Schedule 13D is hereby replaced with the following information:

"The address of the principal business and principal office of each of the Reporting Persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019."
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby replaced with the following information:

"PSCM's principal business is to serve as investment advisor to certain affiliated funds, including Pershing Square, L.P., a Delaware limited partnership ("PSLP"), Pershing Square International, Ltd., a Cayman Islands exempted company ("PS International"), PS Redemption, L.P., a Delaware limited partnership ("RedemptionCo") and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey ("PSH" and together with PSLP, PS International and RedemptionCo, the "Pershing Square Affiliated Funds"). RedemptionCo is a limited purpose entity formed for the purpose of giving effect to the special redemption of certain limited partner interests of PSLP.

PS HHH Holdings' principal business is primarily to serve as a holding company for shares of the Issuer's Common Stock. As of April 28, 2026, PS HHH Holdings is wholly owned by PSCM.

PS Inc.'s principal business is primarily to serve as a holding company for the business of PSCM. The name, business address, present principal occupation and citizenship of each executive officer and director of PS Inc. as of April 29, 2026 is set forth in Exhibit 99.40 attached hereto and is incorporated herein by reference.

PS Partner Group's principal business is primarily to hold shares of common stock of PS Inc.

ManagementCo's principal business is to hold voting interests in PS Inc. and act as the managing member of PS Partner Group. The name, business address, present principal occupation and citizenship of each member of ManagementCo as of April 29, 2026 is set forth in Exhibit 99.41 attached hereto and is incorporated herein by reference.

The principal occupation of William A. Ackman is to serve as (i) the Chief Executive Officer of PSCM and (ii) the Chief Executive Officer and Chairman of the Board of PS Inc.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby replaced with the following information:

"During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.40 or 99.41 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws."
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby replaced with the following information:

"During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.40 or 99.41 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws."
Citizenship: The information set forth in Item 2(a) is incorporated into this Item 2(f) by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in the cover pages of this Amendment 32 is hereby incorporated by reference into this Item 5. As of April 28, 2026, after giving effect to the Reorganization, (i) PS HHH Holdings beneficially owned 9,000,000 shares of Common Stock (the "Directly Held Shares"), representing 15.1% of the outstanding shares of Common Stock and (ii) the other Reporting Persons (i.e., PSCM, PS Inc., PS Partner Group, ManagementCo and William A. Ackman) may be deemed to beneficially own an additional 18,852,064 shares (together with the Directly Held Shares, the "Subject Shares") owned by the Pershing Square Affiliated Funds, collectively representing approximately 46.7% of the outstanding shares of Common Stock, in each case based on 59,636,343 shares of Common Stock outstanding as of February 12, 2026, as reported in the Form 10-K."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in the cover pages of this Amendment 32 is hereby incorporated by reference into this Item 5. As of April 28, 2026, after giving effect to the Reorganization, (i) PS HHH Holdings beneficially owned 9,000,000 shares of Common Stock (the "Directly Held Shares"), representing 15.1% of the outstanding shares of Common Stock and (ii) the other Reporting Persons (i.e., PSCM, PS Inc., PS Partner Group, ManagementCo and William A. Ackman) may be deemed to beneficially own an additional 18,852,064 shares (together with the Directly Held Shares, the "Subject Shares") owned by the Pershing Square Affiliated Funds, collectively representing approximately 46.7% of the outstanding shares of Common Stock, in each case based on 59,636,343 shares of Common Stock outstanding as of February 12, 2026, as reported in the Form 10-K. PSCM, as the parent company of PS HHH Holdings, may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Directly Held Shares, and as the investment adviser to the Pershing Square Affiliated Funds, may be deemed to have the shared power to dispose or direct the disposition of the other Subject Shares. As the parent company of PSCM and pursuant to that certain Voting Proxy Agreement, dated as of August 5, 2025 and previously filed as Exhibit 99.38 to the Schedule 13D, PS Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As a significant shareholder of PS Inc., PS Partner Group may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the holder of majority voting power of PS Inc. and the managing member of PS Partner Group, ManagementCo may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As (i) the Chief Executive Officer of PSCM and (ii) the Chief Executive Officer and Chairman of the Board of PS Inc., William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"On April 27, 2026, PS HHH Holdings entered into a joinder agreement (the "RRA Joinder") to the Registration Rights Agreement, dated as of May 5, 2025, between Pershing Square Holdco, L.P., Pershing Square Capital Management, L.P., on behalf of certain of its affiliates, and Howard Hughes Holdings Inc., previously filed as Exhibit 99.34 to the Schedule 13D, pursuant to which PS HHH Holdings will have certain registration rights with respect to the Common Stock. A copy of the RRA Joinder is attached hereto as Exhibit 99.43."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibits:

Exhibit 99.40 Schedule of Executive Officers and Directors of Pershing Square Inc. as of April 29, 2026

Exhibit 99.41 Schedule of Members of Pershing Square Management, LLC as of April 29, 2026

Exhibit 99.42 Joint Filing Agreement, dated as of April 29, 2026, among PSCM, PS Inc., PS HHH Holdings, PS Partner Group, ManagementCo and William A. Ackman.

Exhibit 99.43 Joinder, dated as of April 27, 2026, to the Registration Rights Agreement, dated as of May 5, 2025, between Pershing Square Holdco, L.P., Pershing Square Capital Management, L.P., on behalf of certain of its affiliates, and Howard Hughes Holdings Inc.

## Signatures
- Pershing Square Capital Management, L.P.: /s/ William A. Ackman, Authorized Signatory (04/29/2026)
- Pershing Square HHH Holdings, LLC: /s/ William A. Ackman, Authorized Signatory (04/29/2026)
- Pershing Square Inc.: /s/ William A. Ackman, Authorized Signatory (04/29/2026)
- Pershing Square Partner Group, LLC: /s/ William A. Ackman, Authorized Signatory (04/29/2026)
- Pershing Square Management, LLC: /s/ William A. Ackman, Authorized Signatory (04/29/2026)
- William A. Ackman: /s/ William A. Ackman, William A. Ackman (04/29/2026)